

October 10, 2013

<u>Via E-mail</u>
Mr. Rheo A. Brouillard
President and Chief Executive Officer
SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

> **Re:** **SI Financial Group, Inc.**
> **Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013, and April 18, 2013**
> **File number 0-54241**
>
> **Newport Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File number 0-51856**

Dear Mr. Brouillard:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief